Exhibit 99.1

Zepp Health Corporation Reports First Quarter 2024 Unaudited Financial Results

MILPITAS, Calif., May 20, 2024 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today reported revenues of US$39.8 million; a basic and diluted net loss per share of US$0.06; and a basic and diluted net loss per ADS of US$0.23 for the first quarter ended March 31, 2024; adjusted basic and diluted net loss per share of US$0.05; and adjusted basic and diluted net loss per ADS of US$0.19. Each ADS represents four Class A ordinary shares.

Mr. Wang 'Wayne' Huang, Chairman and CEO of Zepp, commented, “In the first quarter of 2024, our revenue came broadly in line with our guidance. Our gross margin performance reached a record high, and our self-branded product sales contributed over 85% of total revenues. Notably, the MAU of our Zepp application has exceeded 10 million, marking an early success of our transformation journey.”

Wayne continued: “On the products front, we offer a diverse range of series tailored to various market needs. Each series is strategically positioned with a thorough understanding of its competitors and targeted price ranges. We are delighted to observe that our Balance and Active product line has gained more popularity among consumers and KOLs due to the attractive designs and innovative functionalities such as cutting-edge AI functions, a wide range of health services and a diverse selection of watch faces and app ecosystems. This has enabled us to position this product line to a more premium market than before and generate better gross margins. In May, we unveiled the new Amazfit Bip 5 Unity. Through the stainless-steel appearance and bigger screen, we have brought many user-favorite software functions from our mid-to-high-end product lines to Unity, and brought richer apps and watch faces through Zepp OS 3.0 to unity, strengthening our sub-$100 market competitiveness and further expand our market share in emerging markets. We also launched a new product line in May, Helio Ring, which allows users who prefer not to wear watches while sleeping to obtain 24-hour comprehensive health data monitoring. This enhances recovery for athletes and provides readiness analysis for general users, ensuring a holistic user experience with both smartwatches and smart rings. We are the first smartwatch brand to offer such a solution, placing us ahead of our competitors. Our software, especially the proprietary operating system, Zepp OS, has been upgraded to version 3.5, integrating the large-model-based Zepp Flow AI system. This brings large model AI interaction and messaging capabilities to our entire product line. The rapid application and innovation of large model AI technology provides our smartwatch products with opportunities to surpass competitors, showcasing our company's execution and creativity capabilities. Simultaneously, we've strategically invested in our marketing initiatives, prioritizing digital campaigns and outdoor advertising in influential global hubs. This includes prominent placements like the Madrid airport advertising campaign and sponsorship of events such as the recent Rotterdam Marathon. We will launch more advertisements in major global markets to amplify our market presence in coming quarters and collaborate with major global channels like Decathlon, bringing our innovative full-range products to users during this summer sports craze to increase our sales for the second half of the year. With exciting new product launches on the horizon, and supported by our globalized research and management team, our confidence in our roadmap and future opportunities has never been stronger. We are confident that our strategic investments in expanding our brand, enhancing our retail presence, and diversifying our product line will drive growth and contribute to our long-term success.”

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Mr. Leon Deng, Zepp's Chief Financial Officer, added, “The first quarter is traditionally a slower season of us, with a significant decline of Xiaomi products sales plus a more subdued new product launch window of our self-branded products, leading to a revenue decline of this quarter compared with last year. However, we continue to achieve a historically high gross margin of 37%, a testament to the superior performance of our self-branded products and a well-calibrated product mix that included a higher proportion of new offerings and reduced clearances. This accomplishment distinctly embodies our strategic intent to prioritize profitability over scale. We judiciously maintained our GAAP and adjusted operational expenses at or below US$30 and US$28 million per quarter, consistent with since the second quarter of last year and in line with our financial forecasts. Our commitment to stringent discretionary spending controls remains unwavering. We persistently pursued a cost-conscious approach while continuing to invest strategically in R&D and marketing initiatives to uphold our competitive edge.”

Leon continued, “We have also maintained vigilant oversight of our working capital throughout the first quarter. Despite a P&L loss, we successfully sustained a positive operating cash flow for the seventh consecutive quarter. In the first quarter of 2023, we initiated a retirement of portions of our short and long-term debt portfolio. Since the first quarter of 2023, we have successfully retired US$46.7 million of debt. As our operating cash flow continues to strengthen, we intend to do more in the coming quarters. With a robust cash reserve of US$132.3 million, we are exceptionally well-positioned to seize strategic investment opportunities and capitalize on potential market expansions. As we progress through 2024, our dedication to operational excellence and strategic foresight remains steadfast. We are resolute in our commitment to enhancing the engagement and satisfaction of our users through continuous innovation in product features and applications. In the interim, we'll persist in our share repurchase program, a tangible demonstration of management's unwavering confidence in the company's trajectory.”

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First Quarter of 2024 Financial Summary

	For the Three Months Ended
Number in millions, except for percentages and per- share/ADS amounts	Mar. 31, 2024	Mar. 31, 2023[1]
Revenue RMB	287.2	645.2
Revenue US$	39.8	93.9
Gross margin	36.8%	15.9%
Net loss RMB	(105.8)	(136.9)
Net loss US$	(14.6)	(19.9)
Adjusted EBIT RMB[4]	(86.4)	(128.5)
Adjusted EBIT US$	(12.0)	(18.7)
Net loss attributable to Zepp Health Corporation RMB	(105.5)	(136.7)
Adjusted net loss attributable to Zepp Health Corporation RMB[2]	(89.7)	(112.7)
Net loss attributable to Zepp Health Corporation US$	(14.6)	(19.9)
Adjusted net loss attributable to Zepp Health Corporation US$	(12.4)	(16.4)
Basic/diluted net loss per share RMB	(0.41)	(0.56)
Basic/diluted net loss per ADS US$	(0.23)	(0.32)
Adjusted basic/diluted net loss per share RMB[3]	(0.35)	(0.46)
Adjusted basic/diluted net loss per ADS US$	(0.19)	(0.27)
Units shipped in millions	1.2	3.5

1 The US$ numbers in 2023 are referenced with the prior 6-K disclosures, where translations from RMB to US$ are made at a rate of RMB6.8676 to US$1.00, the effective noon buying rate on March 31, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses. The tax effect from the adjustment of the Share-based compensation expenses is nil. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3 Adjusted diluted net income/(loss) is the abbreviation of adjusted net income/(loss) attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted basic and diluted net loss per ADS attributable to Zepp Health Corporation.

4 Adjusted EBIT is a non-GAAP financial measure, which is defined as net loss, excluding (i) share-based compensation expenses, (ii) income tax (benefit)/ expense, (iii) interest income, (iv) interest expense.

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First Quarter 2024 Financial Results

Revenues

Revenues for the first quarter of 2024 reached US$39.8 million, a decrease by 55.5% from the first quarter of 2023. The decrease was primarily due to the decrease in the sales of Xiaomi wearable products, as well as the decrease in sales of our self-branded products as we did not launch any new self-branded products in the first quarter of 2024.

Total units shipped in the first quarter of 2024 decreased by 65.7% year-over-year to 1.2 million, compared with 3.5 million in the first quarter of 2023.

Gross Margin

Gross margin in the first quarter of 2024 was 36.8%, compared to 15.9% in the same period of 2023. We reached another record-high quarterly gross margin since the third quarter of 2023, supported by the strong performance of our self-branded products and a more favourable product mix, with a higher proportion of new products and a reduction in clearance sales, which typically have lower margins.

Research and Development Expenses

Research and development expenses in the first quarter of 2024 were US$13.3 million, a decrease by 18.4% year-over-year. This accounted for 33.5% of revenues, compared to 18.3% for the same period in 2023. The decrease was as a result of our refined research and development approaches, as we consistently evaluated resource efficiency to ensure maximum return on investment and productivity. We are committed to investing in new technologies, including AI, to maintain our competitive edge against our peers.

Selling and Marketing Expenses

Selling and marketing expenses in the first quarter of 2024 were US$10.7 million, a decrease by 10.1% year-over-year. This accounted for 26.9% of revenues, compared to 13.3% for the same period in 2023.

The decrease was primarily as a result of our consistent push on retail profitability and channel mix improvement, which included meticulous refinement of our retail channels and strategic staffing arrangements across sales regions. Simultaneously, we've strategically invested in our marketing initiatives, prioritizing digital campaigns and outdoor advertising in influential global hubs. We are committed to investing efficiently in marketing and branding to ensure our sustained growth.

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General and Administrative Expenses

General and administrative expenses were US$6.4 million in the first quarter of 2024, a decrease by 7.9% year-over-year. This accounted for 16.0% of revenues, compared with 7.7% in the same period in 2023. The decrease in absolute value was largely attributable to our personnel optimization initiative and strict administrative expense control.

Operating Expenses

Total operating expenses for the first quarter of 2024 were US$30.4 million, a decrease by 13.5% year-over-year. Adjusted operating expenses, which exclude share-based compensation, were US$28.2 million. In the first quarter of 2024, we incurred one-off expenses of approximately US$0.5 million. We will maintain our cost-conscious approach in the upcoming quarters. We expect our operating expenses to either remain at current levels or decrease further. Concurrently, we remain committed to investing in R&D and marketing activities to ensure our long-term competitiveness.

Operating Income/(Loss)

Operating loss for the first quarter of 2024 was US$15.8 million, a decrease by 24.6% year-over-year. The reduced loss was largely due to the improved gross margin of our self-branded products and reduced operating expenses.

Net Income/(Loss)

Net loss attributable to Zepp Health Corporation for the first quarter of 2024 was US$14.6 million, a decrease by 22.8% year-over-year. The adjusted net loss attributable to Zepp Health Corporation, which excludes share-based compensation expenses attributable to Zepp Health Corporation, was US$12.4 million, a decrease by 20.4% year-over-year.

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Liquidity and Capital Resources

As of March 31, 2024, the Company had cash and cash equivalents and restricted cash of US$132.3 million, We have generated positive cash flow from our operating activities for the seventh consecutive quarter. We also successfully reduced our total debt, including short-term and long-term bank borrowing balance, by US$0.7 million in the first quarter. We anticipate further reductions in our debt level in the upcoming quarters.

The Company continued to manage its working capital and inventory efficiently and recorded inventory levels of US$72.8 million as of March 31, 2024. This reached the lowest level since June 30, 2019, marking a decrease by 12.8% and 34.3% compared with December 31, 2023 and March 31, 2023, respectively. We will continue to manage working capital tightly.

Share Repurchase Program Update

The Company announced in its third quarter 2021 earnings release that the board had authorized a share repurchase program of up to US$20 million through November 2022. On November 21, 2022, the board authorized a 12-month extension of the Company’s share repurchase program. On November 20, 2023, the board further authorized the Company to extend its share repurchase program for another 12 months. Pursuant to the extended share repurchase program, the Company may repurchase its shares in the form of American depositary shares and/or ordinary shares through November 2024 with an aggregate value equal to the remaining balance under the share repurchase program. As of March 31, 2024, the Company had used US$13.4 million to repurchase 5,497,137 ADSs. The Company expects to fund the repurchases under the extended share repurchase program out of its existing cash balance.

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Outlook

For the second quarter of 2024, the Company’s management currently expects net revenues to be between US$40 million and US$55 million, out of which more than 90% are expected to be generated from self-branded products. The new product Amazfit Helio Ring has just been launched, and its contribution to revenues is uncertain.

This outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market, operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management team will hold a conference call at 7:00 p.m. Eastern Time on Monday, May 20, 2024 (7:00 a.m. Beijing Time on May 21, 2024) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Zepp Health Corporation”.

Additionally, a live and archived webcast of the conference call will be available at http://ir.zepp.com.

A telephone replay will be available one hour after the call until March 27, 2024 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	9164265

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About Zepp Health Corporation

Zepp Health Corporation (NYSE: ZEPP) is a global smart wearable and health technology leader, empowering users to live their healthiest lives by optimizing their health, fitness, and wellness journeys through its leading consumer brands, Amazfit, Zepp Clarity and Zepp Aura. Powered by its proprietary Zepp Digital Management Platform, which includes the Zepp OS, AI chips, biometric sensors and data algorithms, Zepp delivers cloud-based 24/7 actionable insights and guidance to help users attain their wellness goals. To date, Zepp has shipped over 200 million units, and its products are available in more than 90 countries and regions. Founded in 2013 as Huami Corp., the Company changed its name to Zepp Health Corporation in February 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. Zepp has team members and offices across globe, especially in Europe and USA regions.

Use of Non-GAAP Measures

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted operating expenses represent operating expenses excluding share-based compensation expenses. Adjusted operating income/(loss) represents operating income/(loss) excluding share-based compensation expenses. Adjusted EBIT represents net income/(loss) excluding share-based compensation expenses, income tax (benefit)/expense, interest income and interest expense. Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted net income/(loss) per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted net income/(loss), adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income/(loss) and net income/(loss) attributable to Zepp Health Corporation. We believe that adjusted net income/(loss), adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income/(loss), adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per share and per ADS attributable to Zepp Health Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income/(loss), adjusted EBIT and adjusted net income/(loss) attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

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Exchange Rate

The Company’s business is primarily conducted in China. This announcement contains currency conversions of RMB amounts into US$ solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2203 to US$1.00, the effective noon buying rate on March 29, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 29, 2024, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

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Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	949,036	895,823	124,070
Restricted cash	48,282	59,265	8,208
Accounts receivable, net	431,159	300,813	41,662
Amounts due from related parties	61,098	23,841	3,302
Inventories, net	602,688	525,785	72,820
Short-term investments	36,586	43,169	5,979
Prepaid expenses and other current assets	119,931	132,620	18,369
Total current assets	2,248,780	1,981,316	274,410

Property, plant and equipment, net	63,397	61,981	8,584
Intangible asset, net	70,061	66,440	9,202
Goodwill	68,023	69,177	9,581
Long-term investments	1,693,611	1,686,434	233,568
Deferred tax assets	230,041	229,464	31,780
Amount due from related parties, non-current	20,954	23,564	3,264
Other non-current assets	68,852	59,629	8,259
Operating lease right-of-use assets	48,412	34,292	4,749
Total assets	4,512,131	4,212,297	583,397

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Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	264,726	152,587	21,133
Advance from customers	1,653	1,661	230
Amount due to related parties	24,671	13,797	1,911
Accrued expenses and other current liabilities	315,592	271,200	37,561
Income tax payables	7,003	7,337	1,016
Notes payable	475,629	434,099	60,122
Short-term bank borrowings	12,000	275,000	38,087
Total current liabilities	1,101,274	1,155,681	160,060
Deferred tax liabilities	29,601	29,448	4,079
Long-term borrowings	852,133	583,820	80,858
Other non-current liabilities	1,916	1,916	265
Non-current operating lease liabilities	22,697	21,513	2,980
Total liabilities	2,007,621	1,792,378	248,242

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Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB	US$
Equity
Ordinary shares	164	164	23
Additional paid-in capital	1,750,580	1,766,355	244,637
Treasury stock	(85,217)	(89,338)	(12,373)
Accumulated retained earnings	730,731	625,207	86,590
Accumulated other comprehensive income	96,318	105,828	14,657
Total Zepp Health Corporation shareholders’ equity	2,492,576	2,408,216	333,534
Noncontrolling interest	11,934	11,703	1,621
Total equity	2,504,510	2,419,919	335,155
Total liabilities and equity	4,512,131	4,212,297	583,397

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Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2023	2024
	RMB	RMB	US$
Revenues	645,183	287,231	39,781
Cost of revenues	(542,338)	(181,557)	(25,145)
Gross profit	102,845	105,674	14,636

Operating expenses:
Selling and marketing	(85,978)	(77,313)	(10,708)
General and administrative	(49,901)	(45,961)	(6,366)
Research and development	(117,874)	(96,136)	(13,315)
Total operating expenses	(253,753)	(219,410)	(30,389)
Operating loss	(150,908)	(113,736)	(15,753)

Other income and expenses:
Interest income	4,133	7,277	1,008
Interest expense	(13,318)	(10,371)	(1,436)
Other (expense)/income, net	(1,985)	489	68
Gain from fair value change of long-term investments	3,127	15,118	2,094
Investment income	234	-	-
Loss before income tax and loss from equity method investments	(158,717)	(101,223)	(14,019)
Income tax benefits/(expenses)	24,734	(514)	(71)
Loss before income from equity method investments	(133,983)	(101,737)	(14,090)
Net loss from equity method investments	(2,931)	(4,018)	(556)
Net loss	(136,914)	(105,755)	(14,646)
Less: Net loss attributable to noncontrolling interest	(194)	(231)	(32)
Net loss attributable to Zepp Health Corporation	(136,720)	(105,524)	(14,614)
Net loss per share attributable to Zepp Health Corporation
Basic loss per ordinary share	(0.56)	(0.41)	(0.06)
Diluted loss per ordinary share	(0.56)	(0.41)	(0.06)

Net loss per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(2.23)	(1.63)	(0.23)
ADS – diluted	(2.23)	(1.63)	(0.23)

Weighted average number of shares used in computing net loss per share
Ordinary share – basic	245,133,616	259,525,679	259,525,679
Ordinary share – diluted	245,133,616	259,525,679	259,525,679

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Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2023	2024
	RMB	RMB	US$
Total operating expenses	(253,753)	(219,410)	(30,389)
Share-based compensation expenses[2]	23,992	15,775	2,186
Total adjusted operating expenses	(229,761)	(203,635)	(28,203)

Operating loss	(150,908)	(113,736)	(15,753)
Share-based compensation expenses	23,992	15,775	2,186
Adjusted operating loss	(126,916)	(97,961)	(13,567)

Net loss	(136,914)	(105,755)	(14,646)
Share-based compensation expenses	23,992	15,775	2,186
Income tax (benefits)/expenses	(24,734)	514	71
Interest income	(4,133)	(7,277)	(1,008)
Interest expense	13,318	10,371	1,436
Adjusted EBIT	(128,471)	(86,372)	(11,961)

Net loss attributable to Zepp Health Corporation	(136,720)	(105,524)	(14,614)
Share-based compensation expenses	23,992	15,775	2,186
Adjusted net loss attributable to Zepp Health Corporation[2]	(112,728)	(89,749)	(12,428)

Adjusted net loss per share attributable to Zepp Health Corporation
Adjusted basic loss per ordinary share	(0.46)	(0.35)	(0.05)
Adjusted diluted loss per ordinary share	(0.46)	(0.35)	(0.05)

Adjusted net loss per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(1.84)	(1.38)	(0.19)
ADS – diluted	(1.84)	(1.38)	(0.19)

Weighted average number of shares used in computing adjusted net loss per share
Ordinary share – basic	245,133,616	259,525,679	259,525,679
Ordinary share – diluted	245,133,616	259,525,679	259,525,679

Share-based compensation expenses included are follows:
Selling and marketing	1,155	1,694	235
General and administrative	10,783	7,427	1,029
Research and development	12,054	6,654	922
Total	23,992	15,775	2,186

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